Key Messages and Q&A: Project Hermes

12 January, 2015
Approved spokespeople: Nicolas Dunant, Ulrike Engels-Lange, Stepan Kracala, Ed Lang, Karl Mahler, Tamer Farhan

The messages and Q&A below are to be used in response to media and investor enquiries.

Note: This Key Messages and Q&A document will be filed with the United States Securities and Exchange Commission (SEC) and will become publicly available through the SEC.

Key Messages / Statement
•	Roche and Foundation Medicine announced today that they will enter into a broad and strategic collaboration in the field of molecular information in oncology.

•	The Collaboration leverages both companies’ strengths to advance the progress of personalized treatments for patients with cancer.

•	Roche to acquire a majority interest in Foundation Medicine (FMI) of up to 56.3% on a fully diluted basis through a tender and acquisition of newly issued shares.

Roche will tender for approximately 15.6 million Foundation Medicine shares at USD 50 per share with an aggregate tender value of approximately USD 780 million.
Roche will also invest USD 250 million in Foundation Medicine by acquiring 5 million newly issued shares at USD 50 per share.

•
Partnership includes both a broad R&D collaboration with the potential for more than USD 150 million funding by Roche to accelerate FMI’s new product development initiatives, optimize treatments for oncology patients, and better design and understand the results of clinical trials based on molecular information, as well as commercial collaboration agreements aimed at expanding the global sales efforts for FMI’s current and future products.

•	Michael J. Pellini, MD, FMI’s president and CEO, and FMI’s management team, will continue to lead FMI post-closing.
Company will maintain operational independence.
Roche to obtain minority representation on the expanded FMI Board of Directors. Roche and FMI Boards of Directors have unanimously approved the transaction.

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Q&A

Strategic rationale, motivation and financing

1.	Why is Roche entering into a partnership with Foundation Medicine?

Roche recognizes the strong need for comprehensive genomic assessment of tumors/cancers (“molecular information”) to enhance research & development and to improve clinical practice for the benefit of patients. The emerging field of molecular information and genomic analysis will play an increasingly important role for future medicines and diagnostic solutions, in particular for cancer patients.

2.	What are the terms of the deal?

The transaction consists of a broad, strategic collaboration in the field of molecular information and genomic analysis between Foundation Medicine and Roche. The collaboration will enhance Roche’s oncology clinical development efforts across multiple areas including cancer immunology, leveraging both companies’ strengths to advance the progress of personalized treatments for cancer patients, and standardize Roche’s clinical trial data collection and analysis.

As part of this transaction Roche will also acquire majority ownership in Foundation Medicine through a combination of a capital increase (providing Foundation Medicine with USD 250 million in cash) and a tender offer, resulting in ownership of up to 56.3% of the fully diluted (including the capital increase) Foundation Medicine shares.

The collaboration as well as the capital increase are dependent upon the successful outcome of the tender offer and shareholder vote. They are all cross-conditional and become effective at once.

3.	What benefits will Roche receive by paying such a significant premium in light of the fact that Roche will not gain operational control of the target?
We don’t comment on pricing and valuation. Roche and Foundation Medicine have agreed that Foundation Medicine should remain operationally independent, as this will give Foundation Medicine the necessary autonomy to navigate and adapt in the emerging molecular information market.

4.	What are the collaborative efforts Roche and Foundation Medicine will be undertaking and how unique are they?
The transaction consists of a broad, strategic collaboration in the field of molecular information and genomic analysis between Foundation Medicine and Roche. The collaboration will enhance Roche’s oncology clinical development efforts across multiple areas including cancer immunology, leveraging both companies’ strengths to advance the progress of personalized treatments for cancer patients, and standardize Roche’s clinical trial data collection and analysis. The collaboration will also include the development of companion diagnostics assays based on next generation sequencing, which enables multiple tests to be performed on limited amounts of cancer tissue.

5.	Couldn’t Roche have just entered into a separate collaboration agreement to receive the strategic benefits of access to Foundation Medicine capabilities/expertise without the need to pay a premium?

The envisaged collaborations between Roche and Foundation Medicine are broad and deep and will require significant resources, commitments and investments. Therefore it is important for Roche to build a strong relationship with Foundation Medicine. The deal provides Roche with majority ownership of Foundation Medicine.

6.
Why did Roche agree to a minority in the Foundation Medicine’ Board of Directors despite agreeing to such a large control premium with a 50%+ financial ownership? What is the reason for not obtaining operational control?

Foundation Medicine business model is in a new and rapidly evolving field of molecular information in oncology. This proposed structure supports Foundation Medicine by assuring the company maintains the agility and flexibility needed to develop their business. The majority ownership of Roche will allow Roche to participate in the future success of Foundation Medicine as we believe in the future importance of molecular information.

7.	Will you eventually fully take over Foundation Medicine?

The proposed structure supports Foundation Medicine’ current business model and further fosters its pioneering and entrepreneurial approach to molecular information and genomics analysis. Roche has vast experience in terms of flexible and creative deal structures.

8.	If concern over a full acquisition is losing the innovation and nimbleness that exist today at Foundation Medicine, how will that be different in 3 years when you can buy the remainder of the company?

Foundation Medicine business model is in a new and rapidly evolving field of molecular information in oncology. This proposed structure supports Foundation Medicine by assuring the company maintains the agility and flexibility needed to develop their business. The majority ownership of Roche will allow Roche to participate in the future success of Foundation Medicine as we believe in the future importance of molecular information.

Legal restrictions usually come with time limitations and the cessation of the stand-still provision does not necessarily mean that Roche would acquire Foundation Medicine in full or divest its holdings.

9.	Can you explain what relationship Roche has had with Foundation Medicine so far?

Roche has been working with Foundation Medicine through the Lung Cancer Master Protocol, or Lung-MAP (SWOG S1400), which is a multi-drug, multi-arm, biomarker-driven squamous cell lung cancer clinical trial that uses cutting-edge genomic profiling to match patients to investigational treatments that may target the genomic alterations, or mutations, found to be driving the growth of their cancer.

10.	Who are the financial advisors?
Roche has been advised by Citibank. Foundation Medicine has been advised by Goldman Sachs.

11.	Who are the legal advisors?
 Roche has been advised by Davis Polk & Wardwell. Foundation Medicine has been advised by Goodwin Procter.

Foundation Medicine in general

12.	What is Foundation Medicine?
Foundation Medicine is focused on fundamentally changing the way patients with cancer are treated. Foundation Medicine’ platform includes methods and algorithms for analyzing tumor tissue samples across all types of cancer, as well as information aggregation and concise reporting capabilities. Its products provide genomic information about each patient’s individual cancer, enabling physicians to optimize treatments in clinical practice and enabling biopharmaceutical companies to develop targeted oncology therapies more effectively. FoundationOne, its first clinical product, is, to its knowledge, the only commercially available comprehensive molecular information product designed for use in the routine care of patients with cancer.

Although the company’s commercial efforts have been focused in the U.S., the company’s products are globally available through distributors in select markets and through a small commercial organization in Brazil.

13.	How many people does Foundation Medicine employ? Where?
Currently there are approx. 250 employees primarily in Cambridge, MA, USA, with some working outside the US, in Europe and Brazil.

14.	What impact does this partnership have on current employees of Foundation Medicine?
Foundation Medicine will continue to be operationally independent.

15.	Are there any option programs being implemented for retention of key personnel?
There is no retention program. Foundation Medicine, as an operationally independent company, will continue granting options and RSUs in the ordinary course of business.

16.	Will Foundation Medicine be integrated into Roche?
Foundation Medicine will retain operational independence once the deal has closed. There will be dedicated alliance management functions at Roche working with Foundation Medicine to ensure proper implementation of all collaboration agreements.

17.	Will Foundation Medicine become a part of the Pharmaceutical or the Diagnostics Division of Roche? Or is this the beginning of a third Division for the Roche Group?
Foundation Medicine will retain operational independence. Organizationally it will a member of the Roche Group and be part of the global Roche Pharmaceutical Division, in a similar manner to Chugai.

18.	Will you retain the Foundation Medicine name?
Foundation Medicine remains a listed company under the Foundation Medicine name.

Commercial aspects/Technology

19.	What is the product or service that Foundation Medicine offers?

The key Foundation Medicine products are the next generation sequencing panels FoundationOne and FoundationOne Heme for solid and hematologic malignancies respectively as well as the Interactive Cancer Explorer.

FoundationOne and FoundationOne Heme are fully informative comprehensive panels that interrogate the genomic profiles of patients’ cancers identifying the molecular growth drivers. This helps oncologists match these genomic alterations with relevant targeted therapeutic options enabling the best treatment decisions.

With the Interactive Cancer Explorer, Foundation Medicine provides additional data based services to physicians by linking genomic profiles of patients with patient outcome data. Foundation Medicine’ recently announced partnership with Flatiron is an example of how Foundation Medicine will continue to work towards further developing this product offering (please refer to

http://investors.foundationmedicine.com/releasedetail.cfm?releaseid=885539 for further information).

In addition, Foundation Medicine provides clinical trial support and engages Pharmaceutical / Biotechnology companies in R&D collaborations, some of which could lead to NGS based companion diagnostics.

20.	Who are Foundation Medicine’ customers? Is Roche already a customer of Foundation Medicine?
Key customers are oncologists including community oncologists and physicians at large medical practices and big academic centers. Foundation Medicine also has customer relationships with pharmaceutical and biotechnology companies.

Prior to this announcement Roche was not a customer of Foundation Medicine, however, Roche has previously had R&D collaborations with Foundation Medicine through the Lung Master Protocol.

21.
Although Foundation Medicine will be able to continue to collaborate/partner outside of the defined “field of operation,” other non-Roche pharma players may be concerned about Roche learning competitively sensitive information. How will Roche/Foundation Medicine protect against these concerns which could potentially negatively impact value?

Already today, Roche’s Diagnostics division works with external pharma partners on companion diagnostics, even in highly competitive areas as cancer immunology. Strict adherence to “firewalls” is core to Roche’s way of operating and is also common practice at Foundation Medicine that today collaborates with several pharma companies. Foundation Medicine achieves this via physical and electronic firewalls for data and information.
Roche will not have access to any data or information coming from other pharma partners of Foundation Medicine. Adherence to firewalls is continued post closing and Roche and Foundation Medicine’s Board will not have access to pharma partner information.

22.	If collaborations with other pharma companies are protected through a ‘firewall’ as you do successfully at Ventana, why can’t you take full control of Foundation Medicine?
Foundation Medicine business model is in a new and rapidly evolving field of molecular information in oncology. This proposed structure supports Foundation Medicine by assuring the company maintains the agility and flexibility needed to develop their business.

23.
What is the contingency plan for the Roche / Foundation Medicine collaboration in the event Illumina refuses to sell its sequencers to Foundation Medicine as a result of Illumina viewing Foundation Medicine as a potential competitor in the field of cancer diagnostics?

Foundation Medicine has a supply agreement in place to support its activities. Foundation Medicine maintains a positive relationship with Illumina and we don’t expect this to change in the future.

24.	Are there panels that are being developed exclusively for Roche use?
Foundation Medicine will grant exclusivity to Roche in the field of cancer immunology test development for up to 5 years. However, we envision that all tests, including the cancer immunology test, will eventually be available for all companies to use.

As Roche’s Pharmaceutical division understand through working closely with the Roche’s Diagnostics division, in order to help a diagnostic product become the market standard, it is best that these products be non-exclusively commercialized.

25.	Did you choose the right company? Who are the competitors? What is the advantage of Foundation Medicine vs. Competitors?
Roche conducted a thorough competitive landscape analysis in this field of comprehensive genomic profiling. Roche is convinced that Foundation Medicine provides the best comprehensive genomic profiling products on the market. Further, Foundation Medicine scientists are leaders in their field – they consistently publish in high impact journals and present at leading oncology conferences. Foundation Medicine’ scientific expertise is complementary to that of Roche. Foundation Medicine is clearly the market leader due to its emphasis on scientific excellence and continuous innovation in the emerging field of molecular information.

26.	What role do Roche’s own technologies like Genia and/or PacBio have in this deal?

Roche Diagnostics is committed to developing an integrated genomics portfolio that provides our customers with a complete testing solution. At the moment it is too early to speculate on any potential future relevance with regards to Foundation Medicine.

27.	Is the Roche (Genia) sequencing technology compatible with Foundation Medicine panels and technology?
Roche Diagnostics is committed to developing an integrated genomics portfolio that provides our customers with a complete testing solution. At the moment it is too early to speculate on any potential future relevance with regards to Foundation Medicine.

28.	Roche recently announced the acquisition of Ariosa which also has a CLIA lab-based operation. Is this a strategic shift of Roche towards CLIA-lab based genomic analysis and molecular information?

The key driver for the deal between Roche and Foundation Medicine is the importance of molecular information to characterize a tumor. This is critical in Roche’s ability to develop the best therapies for patients, as well as to determine the best combinations for clinical development.

There is no shift in Roche’s strategy regarding CLIA-lab based genomic analysis. The partnership with Foundation Medicine is intended to drive collaboration, leveraging both companies’ strengths to further develop a new data-driven business model in oncology and to harmonize clinical trial data collection and analysis.
After the Ariosa acquisition is closed, Roche and Ariosa will begin developing the HarmonyTM Prenatal Test to be sold and used by other labs worldwide.

29.	Are there compliance restrictions to how Pharma or DIA at Roche can promote these tests?

At the moment, Foundation Medicine operates as a CLIA lab and sells a service. Foundation Medicine markets the service without highly-specific clinical claims. The workflow that Foundation Medicine has developed is considered a lab developed test, and as such, neither Roche nor Foundation Medicine can promote the service or the “test” with any specific clinical claims. The lab developed test is governed by the new FDA guidance, and all promotional claims for these high-risk tests must be substantiated with submitted data via the FDA submission process.

30.	Will you use Foundation Medicine’ brand ex-US?
The parties anticipate that the FoundationOne and FoundationOne Heme product brands will continue to be used ex-US.

31.	What is the regulatory environment for such panels in the US? Ex-US?

In the U.S., Foundation Medicine will seek FDA approval of its existing platforms.  The FoundationOne test already has CE marking.

32.	How will you gain reimbursement?
Foundation Medicine has initiated a reimbursement strategy and has opened discussions with payers in the US and will continue to do so as an independent entity.

33.	How much do the tests provided by Foundation Medicine cost?
The list price of FoundationOne is $5,200. The list price of FoundationOne Heme is $ 7,200.

34.	You mention clinical practice – how are these tests accepted in clinical practice/guidelines today? In the future?
NCCN recently published updates to their Clinical Practice Guidelines in Oncology. For Non-Small Cell Lung Cancer in particular, NCCN strongly endorsed a comprehensive genomic profiling approach and highlighted clinical trials as part of the rationale for testing. We believe that additional clinical guidelines may also recommend a comprehensive genomic profiling approach in the future.

35.	What is in Foundation Medicine’ pipeline?
Foundation Medicine pipeline consists of additional development of FoundationOne and FoundationOne Heme as well as data driven products through the Interactive Cancer Explorer. Foundation Medicine is also developing products using liquid biopsies as well as other platforms in fields such as cancer immunology.

36.	What is the anticipated timing of the coverage decision by Medicare?
Foundation Medicine is working closely with Medicare. We cannot comment on anticipated timing for such a decision.

37.	Other than the Illumina platform, what other platforms has Foundation Medicine developed these tests on?
Foundation Medicine continues to monitor the NGS platform landscape for additional innovation but to date the Illumina platform is the best solution for Foundation Medicine products.

38.	How far is the company in developing kit versions of the tests?
Foundation Medicine is still exploring the proper format for kit versions of the tests.

Impact on Roche

39.	How does this fit with Roche’s existing offering including tissue testing?

The Foundation Medicine technology is complementary to Roche’s current offerings. Foundation Medicine technology provides Roche with a comprehensive genomic profile of a tumor whereas tissue diagnostics analyses expression markers needed to provide a better overall view of the tumor. Currently, Roche Tissue Diagnostics products are registered and marketed for clinical diagnostics purposes while Foundation Medicine is intended to be used in translational research and medicine. At the moment, Foundation Medicine operates as a CLIA lab and sells a service. Foundation Medicine markets the service without highly-specific clinical claims. The lab developed test is governed by the new FDA guidance, and all promotional claims for these high risk tests must be substantiated with submitted data via the FDA submission process. In the US, Foundation Medicine will seek FDA approval of its existing platforms. The FoundationOnce test already has CE marking.

40.	In the future, will PCR and other tissue diagnostics still be needed? Does Foundation Medicine cannibalize existing technology at Roche?

Roche views PCR, Tissue Diagnostics and Sequencing as synergistic. The market and medical community are continuing to determine the clinical value and rate of reimbursement for large sequencing panels currently used in a research setting. There is a clear place for Foundation Medicine panels in clinical trials and clinical research. IVD approved PCR will continue to be the gold standard for Companion Diagnostics in the near future and the significance of tumor heterogeneity is not fully understood at this time.  Tissue morphology will remain to be an important part of tumor diagnosis and therefore we see current tissue diagnostics to be complementary to genetic sequencing of the tissue.

41.	How will the company be consolidated in the financial reporting of Roche? Pharma? DIA? Group?
Foundation Medicine will be a fully consolidated subsidiary of the Roche Group from an accounting point of view. It will be reported as part of the Roche Pharmaceuticals Division.

42.	Does this impact guidance for 2015?
Guidance for 2015 will be communicated with Full Year Results for 2014 on 28 January 2015. We currently do not expect that our majority ownership of Foundation Medicine will have a material impact on the overall Roche Group's earnings for 2015.

43.	What is the impact on cash flow and margins?
The transaction will be financed via a combination of available funds and newly issued bonds. We currently do not expect that Foundation Medicine will have a material impact on the overall Roche Group ongoing cash flow and margins.

44.	Does this change your M&A strategy going forward?
This is part of Roche’s M&A strategy. Roche will continue to seek access to external innovation and technologies through partnering as well as small to mid-sized acquisitions.

45.	How will you finance the deal?
The transaction will be financed via a combination of available funds and newly issued bonds.

46.	If you take majority ownership but not operational management, how do you protect the interests of Roche shareholders?

Roche and Foundation Medicine have agreed that Foundation Medicine should remain operationally independent, as this will give Foundation Medicine the necessary autonomy to navigate and adapt in the emerging molecular information market. Roche is well experienced and was able to prove success with somewhat similar deal structures (Chugai, Genentech).

47.	Will the collaboration with Foundation Medicine be relevant to all oncology clinical trials of Roche going forward?
Initially, Foundation Medicine will be integrated into late-stage oncology trials run by Roche’s Pharmaceutical Development.

48.	Will this collaboration be extended beyond oncology?
Foundation Medicine is currently focused on oncology and our collaboration is focused on oncology.

49.	Does the partnership extend to all R&D units of the Roche Group including Chugai?

Initially, the partnership is focused on Roche’s Pharmaceutical division. The structure of the agreement between Roche and Foundation Medicine allows for it to be extended to all Roche’s R&D units in the future.

50.	What does this mean for Roche’s sequencing strategy?
The Foundation Medicine collaboration is not in conflict with Roche’s sequencing strategy as we are focused on providing customers with a full, differentiated sequencing system and menu in the areas of oncology, genetic testing, infectious diseases and transplantation. If Foundation Medicine decides to make their test and analysis services available to other labs, we will be able to support that effort which can complement our existing strategy.

51.	Is an Illumina bid off the table now?
We do not comment on potential acquisitions.

Tender offer

52.	Does Roche already own any shares in Foundation Medicine?
The Roche Venture fund is currently holding 414’823; this represents 1.1% on a fully diluted basis (calculated post intended capital increase).

53.	Please describe the details of the transaction. What are the terms and conditions? What are the timelines?
Under the terms of the contemplated transaction, Roche will invest USD 250 million in Foundation Medicine at a per share issuance price of USD 50 (5 million shares) to fund Foundation Medicine operations. In addition, Roche will commence a tender offer at a per share price of USD 50, which, together with the direct investment, will result in Roche owning a minimum of 52.4% and a maximum of 56.3% of Foundation Medicine on a fully diluted basis. The offer price constitutes a 109% premium over the closing price of  last Friday, January 9th.

Roche is targeting to launch a tender offer within 3 weeks after announcement. Foundation Medicine will prepare its tender offer response on Schedule 14D-9 and a proxy statement for its special shareholders’ meeting.

All deal components are cross-conditional, which means that the collaborations as well as Roche’s majority ownership (capital increase and tender offer) and the new board constituency will only become effective simultaneously. Subject to further standard regulatory and anti-trust approvals, it is foreseen that the transaction should close in Q2.

54.	Who will be on the board of Foundation Medicine?

Upon the closing, Foundation Medicine’ board of directors will be increased to 9 directors and will include three designees of Roche  (including Daniel O’Day), 5 venture capital representatives and independent directors and Michael Pellini, MD, who will remain as Chief Executive Officer. The other board members will be announced in due course.

55.	Why is Roche acquiring a minimum of 52.4% and a maximum of 56.3%? What is the rationale for these specific figures?
Roche and Foundation Medicine have agreed contractual arrangements that will generally maintain Roche’s majority ownership, subject to Roche’s decision to sell-down following three years from closing. The ownership by Roche at the beginning of the collaboration will be slightly above a “minimum majority” in order to allow for a slight dilution of Roche’s ownership.

Further information will be filed with the SEC/be publicly available.

56.	What agreements are there exactly, that form part of the deal and what do they stipulate?
There are two areas, the Collaboration and Transaction aspects. The Collaboration has two key components: a Research & Development agreement and a Commercial agreement:

a.	R&D agreement that includes:
(1) clinical development support through the Foundation Medicine Molecular Information platform which includes preferred access to Foundation Medicine’ commercial database and inclusion of Foundation Medicine tests into relevant Roche clinical trials.
(2) future panel development for blood-based ctDNA and cancer immunology panels
(3) development of Next Generation Sequencing based companion diagnostics.
(4) Rights to potentially develop oncology test IVD kits in the future.

b.	Commercial agreement that includes:
(1)  A US medical education agreement that involves adding comprehensive genomic profiling to its educational offerings for pathologists and laboratories through the US Commercial PREP (Program for Reaching and Educating about Pathology) team.

c.	An ex US commercial agreement under which Roche has the right to commercialize Foundation Medicine' current and certain future clinical diagnostic commercial products outside of the United States.

From the Transaction point of view, there are the following major agreements:
•	Transaction Agreement: setting forth the terms and conditions of the transaction including primary investment and tender offer
•	Investor Rights Agreement: setting forth the governance of Foundation Medicine and the rights and obligations of the parties following closing of the transaction
•	Tender and Support Agreement: setting forth the support, voting and tender obligations of certain current venture capital shareholders of Foundation Medicine

The transaction is subject to Foundation Medicine’ shareholder approval. All collaboration agreements are cross-conditional and will come into force simultaneously, upon the closing of the transactions only.

Further information will be filed with the SEC/be publicly available.

57.	Can you precisely explain what the agreed stand-still provision will foresee?

The agreed stand-still provision addresses Roche’s ability to potentially later buy-out Foundation Medicine’ minority shareholders. Roche generally cannot increase its ownership position within the first three years following closing. During the following two years Roche can acquire the remaining shares of Foundation Medicine only with the support of Foundation Medicine directors unaffiliated with Roche and a majority of the non-Roche shareholders. After the fifth anniversary of closing Roche would be free to make an offer subject to acceptance by the majority of Foundation

Medicine’ minority shareholders. Any offer for a buy-out by Roche needs to be for 100% of the Foundation Medicine shares not already owned by Roche.

With regards to the sell-down restriction, Roche cannot sell down its shareholding during the first three years after the closing. Thereafter there are limitations regarding the sell-down.
Further information will be filed with the SEC/be publicly available.

58.	Will you increase the price of your offer?

The conditions of the offer have been approved by both parties’ Boards of Directors. The Foundation Medicine’ Board of Directors has unanimously recommended to Foundation Medicine’ shareholders that they accept the offer. We believe the offered terms are full and fair.

Further information will be filed with the SEC/be publicly available.

59.	Please explain why you are willing to pay this substantial premium for Foundation Medicine?
The conditions of the offer have been approved by both parties’ Boards of Directors and we believe the offered terms are full and fair for both parties.

The collaboration will enhance oncology clinical development efforts across multiple areas including cancer immunology, leveraging both companies’ strengths to advance the progress of personalized treatments for cancer patients, and standardize clinical trial data collection and analysis. The collaboration will also include the development of companion diagnostics assays based on next generation sequencing, which enables multiple tests to be performed on limited amounts of cancer tissue.

60.	Who are the key shareholders of Foundation Medicine?
The largest shareholders are:
•	Third Rock (17%)
•	Fidelity (11%)
•	Gilder Gagnon Howe (11%)
•	Kleiner Perkins (10%)
•	Google Ventures (4%)

61.	Have you spoken to the key shareholders of Foundation Medicine? Are they willing to tender their shares?
The transaction has been unanimously approved by the Foundation Medicine Board of Directors. In addition, Third Rock Ventures, Kleiner Perkis Caufield & Byers and Google Ventures, three shareholders owning a combined 31% of Foundation Medicine equity, have entered into a support agreement. We believe the offered terms are full and fair

62.
What do you recommend shareholders of Foundation Medicine to do? Tender their shares for what you state is an attractive (“full and fair”) offer, or to keep their shares for the long run to realize on the long-term promise of this transaction?

This transaction has received the unanimous Foundation Medicine Board of Directors approval and support of the transaction and the unanimous recommendation to Foundation Medicine’ shareholders to tender the shares.

63.	How long do you expect the tender offer to last? By when shall it be concluded?
The tender offer will be open initially for 20 business days, but may be extended until all of the conditions (including receipt of Foundation Medicine shareholder approval) have been satisfied. All agreements (except for the Transaction Agreement) are cross-conditional and will come into force simultaneously only upon a successful closing of the transaction. We anticipate that once shareholder approval has been received, the transaction can close promptly.

64.	What conditions need to be met for this transaction to be completed? When will the deal close?
The primary issuance (capital increase) as well as the tender offer are both contingent upon Roche obtaining the targeted minimum percentage of the Foundation Medicine shares (on a fully diluted basis), obtaining Foundation Medicine shareholder approval, obtaining regulatory approvals as well as other customary closing conditions. Current planning foresees the deal to close within the next 3 months.

65.	Do you anticipate any hurdles (such as SEC and/or anti-trust authorities) in this transaction?
The transaction is subject to obtaining standard regulatory and anti-trust approvals. We are hopeful that we will obtain all required approvals.

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